LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MOSCÚ
PARÍS
PRAGA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5° PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (52) 5-540-9600
TELEFAX: (52) 5-540-9699

SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO

02028089

RECD S.E.C.
MAR 19 2002
070

File Number 82-3142

March 15, 2001

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

SUPPL

Re: Grupo Gigante, S.A. de C.V./Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the financial report for the Fourth Quarter of 2001, provided to the Mexican Stock Exchange;

dlw 3/29

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), Spanish with English translations of information made public to investors through EMISNET, an electronic financial information system of the Mexican Stock Exchange:

1. Decrease in the price of shares dated October 12, 2001;
2. Decrease in the price of shares dated November 1, 2001;
3. Estimated Investment for 2002 dated November 7, 2001;
4. Strategic Allliance with PriceSmart, Inc. dated January 15,2002; and
5. Plan for opening Office Depot stores in Guatemala and Costa Rica dated February 28, 2002.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), Spanish with English translation of a press release dated February 27, 2002 regarding fourth quarter 2001 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Ignacio Toussaint M. (without enclosures)
Fernando Salmerón M.

A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** Quarter: **4** Year: **2001**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**19,513,116**	**100**	**18,265,368**	**100**
2	**CURRENT ASSETS**	**5,928,519**	**30**	**4,999,030**	**27**
3	CASH AND SHORT-TERM INVESTMENTS	471,694	2	319,116	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	662,534	3	595,650	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	488,155	3	364,192	2
6	INVENTORIES	4,113,405	21	3,561,089	19
7	OTHER CURRENT ASSETS	192,731	1	158,983	1
8	**LONG-TERM**	**0**	**0**	**18,345**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	18,345	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,064,336**	**67**	**12,671,888**	**69**
13	PROPERTY	11,807,885	61	11,199,165	61
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	5,819,942	30	5,386,892	29
16	ACCUMULATED DEPRECIATION	4,911,510	25	3,968,957	22
17	CONSTRUCTION IN PROGRESS	348,019	2	54,788	0
18	**DEFERRED ASSETS (NET)**	**450,577**	**2**	**491,085**	**3**
19	**OTHER ASSETS**	**69,684**	**0**	**85,020**	**0**
20	**TOTAL LIABILITIES**	**8,094,044**	**100**	**6,958,359**	**100**
21	**CURRENT LIABILITIES**	**6,285,186**	**78**	**5,799,136**	**83**
22	SUPPLIERS	5,191,433	64	4,285,618	62
23	BANK LOANS	0	0	648,846	9
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	89,887	1	81,744	1
26	OTHER CURRENT LIABILITIES	1,003,866	12	782,928	11
27	**LONG-TERM LIABILITIES**	**523,708**	**6**	**48,369**	**1**
28	BANK LOANS	500,000	6	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	23,708	0	48,369	1
31	**DEFERRED LOANS**	**1,285,150**	**16**	**1,110,854**	**16**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,419,072**	**100**	**11,307,009**	**100**
34	**MINORITY INTEREST**	**36,342**			
35	**MAJORITY INTEREST**	**11,382,730**	**100**	**11,307,009**	**100**
36	**CONTRIBUTED CAPITAL**	**7,922,791**	**69**	**7,924,527**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,692	1	104,718	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,979,511	17	1,979,511	18
39	PREMIUM ON SALES OF SHARES	5,838,588	51	5,840,298	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,459,939**	**30**	**3,382,482**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,693,459	94	9,627,674	85
43	REPURCHASE FUND OF SHARES	1,421,638	12	1,419,193	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,283,734)	(81)	(8,730,169)	(77)
45	NET INCOME FOR THE YEAR	628,576	6	1,065,784	9

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**471,694**	**100**	**319,116**	**100**
46	CASH	368,326	78	292,952	92
47	SHORT-TERM INVESTMENTS	103,368	22	26,164	8
18	**DEFERRED ASSETS (NET)**	**450,577**	**100**	**491,085**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	53,526	12	67,229	14
49	GOODWILL	397,051	88	423,856	86
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,285,186**	**100**	**5,799,136**	**100**
52	FOREING CURRENCY LIABILITIES	309,512	5	297,876	5
53	MEXICAN PESOS LIABILITIES	5,975,674	95	5,501,260	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,003,866**	**100**	**782,928**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	13,594	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,003,866	100	769,334	98
27	**LONG-TERM LIABILITIES**	**523,708**	**100**	**48,369**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	523,708	100	48,369	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**23,708**	**100**	**48,369**	**100**
63	OTHER LOANS WITH COST	23,708	100	48,369	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,285,150**	**100**	**1,110,854**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,285,150	100	1,110,854	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,283,734)**	**100**	**(8,730,169)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(220,381)	(2)	(220,381)	(3)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,063,353)	(98)	(8,509,788)	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(356,667)	(800,106)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	512	517
75	EMPLOYERS (*)	12,146	11,842
76	WORKERS (*)	23,301	21,687
77	CIRCULATION SHARES (*)	977,832,348	978,140,448
78	REPURCHASED SHARES (*)	8,056,767	7,748,667

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**29,625,803**	**100**	**28,372,384**	**100**
2	COST OF SALES	23,532,488	79	22,317,457	79
3	**GROSS INCOME**	**6,093,315**	**21**	**6,054,927**	**21**
4	OPERATING	5,024,472	17	4,802,129	17
5	**OPERATING INCOME**	**1,068,843**	**4**	**1,252,798**	**4**
6	TOTAL FINANCING COST	25,014	0	(253,236)	(1)
7	**INCOME AFTER FINANCING COST**	**1,043,829**	**4**	**1,506,034**	**5**
8	OTHER FINANCIAL OPERATIONS	31,221	0	25,652	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,012,608**	**3**	**1,480,382**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	328,002	1	368,108	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**684,606**	**2**	**1,112,274**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	4,177	0	(12,446)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**688,783**	**2**	**1,099,828**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**688,783**	**2**	**1,099,828**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	39,085	0	34,044	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**649,698**	**2**	**1,065,784**	**4**
19	NET INCOME OF MINORITY INTEREST	21,122			
20	**NET INCOME OF MAJORITY INTEREST**	**628,576**	**2**	**1,065,784**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**29,625,803**	**100**	**28,372,384**	**100**
21	DOMESTIC	29,193,131	99	27,995,473	99
22	FOREIGN	432,672	1	376,911	1
23	TRANSLATED INTO DOLLARS (***)	47,364	0	41,260	0
6	**TOTAL FINANCING COST**	**25,014**	**100**	**(253,236)**	**100**
24	INTEREST PAID	275,323	1,101	277,275	109
25	EXCHANGE LOSSES	22,144	89	13,974	6
26	INTEREST EARNED	18,340	73	35,117	14
27	EXCHANGE PROFITS	31,839	127	14,373	6
28	GAIN DUE TO MONETARY POSITION	(222,274)	(889)	(494,995)	(195)
8	**OTHER FINANCIAL OPERATIONS**	**31,221**	**100**	**25,652**	**100**
29	OTHER NET EXPENSES (INCOME) NET	31,221	100	25,652	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**328,002**	**100**	**368,108**	**100**
32	INCOME TAX	108,569	33	46,830	13
33	DEFERED INCOME TAX	210,489	64	300,756	82
34	WORKERS' PROFIT SHARING	8,944	3	20,522	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	29,446,189	28,327,380
37	NET INCOME OF THE YEAR	0	312,227
38	NET SALES (**)	29,625,803	28,372,384
39	OPERATION INCOME (**)	1,068,843	1,252,798
40	NET INCOME OF MAYORITY INTEREST(**)	628,576	1,065,784
41	NET CONSOLIDATED INCOME (**)	649,698	1,065,784

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**649,698**	**1,065,784**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	726,696	527,856
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,376,394**	**1,593,640**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(99,672)	(847,678)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,276,722**	**745,962**
6	CASH FLOW FROM EXTERNAL FINANCING	(209,700)	1,172,695
7	CASH FLOW FROM INTERNAL FINANCING	709	(1,029,862)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(208,991)**	**142,833**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(915,152)**	**(1,271,618)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	152,579	(382,823)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	319,115	701,939
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	471,694	319,116

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**726,696**	**527,856**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	566,632	515,162
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	160,064	12,694
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(99,672)**	**(847,678)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(41,064)	(171,633)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(984,847)	(519,093)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(157,709)	303,668
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	811,677	(627,494)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	272,271	166,874
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(209,700)**	**1,172,695**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(648,846)	631,783
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	500,000	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(60,854)	1,110,854
27	(-) BANK FINANCING AMORTIZATION	0	(544,802)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(25,140)
7	**CASH FLOW FROM INTERNAL FINANCING**	**709**	**(1,029,862)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(26)	(1,045,665)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	735	15,803
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(915,152)**	**(1,271,618)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,076)	(16,218)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(912,076)	(1,243,431)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	(11,969)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.19	%	3.76	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	5.52	%	9.43	%
3	NET INCOME TO TOTAL ASSETS (**)	3.33	%	5.83	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	34.21	%	46.44	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.52	times	1.55	times
7	NET SALES TO FIXED ASSETS (**)	2.27	times	2.24	times
8	INVENTORIES ROTATION (**)	5.72	times	6.27	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7	days	6	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	52.57	%	39.01	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.48	%	38.10	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.71	times	0.62	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.82	%	4.28	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	4.01	%	0.38	%
15	OPERATING INCOME TO INTEREST PAID	3.88	times	4.52	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.66	times	4.08	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.94	times	0.86	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.29	times	0.25	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.73	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.50	%	5.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.65	%	5.62	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.34)	%	(2.99)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.64	times	2.69	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.34	%	821.03	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(0.34)	%	(721.03)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	99.66	%	97.78	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.64		$	1.08	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.64		$	1.08	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.64		$	1.08	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	11.64		$	11.56	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.94	times		1.43	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		17.12	times		15.22	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS VENTAS CORRESPONDEN A 47,364 MILES DE DOLARES EFECTUADAS POR LAS TIENDAS UBICADAS EN LOS ANGELES, CAL.

VALUADAS A $9.1350

CORRESPONDING SALES EARNED BY STORES LOCATED IN LOS ANGELES, CALIFORNIA WERE $47,364,000 DOLLARS.

EXCHANGE RATE: $9.1350 PESOS TO 1 US DOLLAR

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,730,331
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	(38,189)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,570,988
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	33,672,983	99.99	34,453	326,994
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,085	490,562
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	175,876
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	590,795
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	782
9 GIGANTE HOLDING INTERNATIONAL	INMOBILIARIA	19,400,000	99.99	182,099	80,384
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	404,088
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	6,264,999	99.98	62,650	53,084
12 CENTRAL DE FRANQUICIAS, S.A. DE C.V.	USO DE MARCAS	49,999	99.98	50	358
13 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS	4,999	99.98	50	(879)
14 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	33
15 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,336,252	51.00	66,600	69,187
16 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,142
TOTAL INVESTMENT IN SUBSIDIARIES				**3,812,922**	**9,462,536**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**9,462,536**

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,815,888	355,114	2,460,774	4,649,035	1,450,468	5,659,341
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	86,820	47,159	39,661	109,189	89,618	59,232
OFFICE EQUIPMENT	173,604	97,019	76,585	233,603	85,447	224,741
COMPUTER EQUIPMENT	634,224	284,975	349,249	361,681	176,366	534,564
OTHER	1,965,867	1,069,666	896,201	2,254,954	1,255,678	1,895,477
DEPRECIABLES TOTAL	**5,676,403**	**1,853,933**	**3,822,470**	**7,608,462**	**3,057,577**	**8,373,355**
NOT DEPRECIATION ASSETS						
GROUNDS	888,421	0	888,421	3,454,541	0	4,342,962
CONSTRUCTIONS IN PROCESS	305,963	0	305,963	42,056	0	348,019
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,194,384**	**0**	**1,194,384**	**3,496,597**	**0**	**4,690,981**
TOTAL	**6,870,787**	**1,853,933**	**5,016,854**	**11,105,059**	**3,057,577**	**13,064,336**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	8.65	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			4,535,251	0	0	0	0	0	0	0	224,127	0	0	0	0	0
PAPELERIA			288,033	0	0	0	0	0	0	0	25,420	0	0	0	0	0
RESTAURANTE			20,661	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			37,976	0	0	0	0	0	0	0	59,965	0	0	0	0	0
TOTAL SUPPLIERS			4,881,921	0	0	0	0	0	0	0	309,512	0	0	0	0	0
VARIOS			1,003,866	23,708	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,003,866	23,708	0	0	0	0	0	0	0	0	0	0	0	0
			5,885,787	523,708	0	0	0	0	0	0	309,512	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**

GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	35	324	0	0	324
TOTAL	**35**	**324**			**324**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	124,807	1,164,797	0	0	1,164,797
INVESTMENTS	0	0	0	0	0
OTHER	8,191	75,783	0	0	75,783
TOTAL	**132,998**	**1,240,580**			**1,240,580**
NET BALANCE	**(132,963)**	**(1,240,256)**			**(1,240,256)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,678**	**70,139**	0	0	**70,139**
LIABILITIES POSITION	**33,790**	**309,512**			**309,512**
SHORT TERM LIABILITIES POSITION	33,790	309,512	0	0	309,512
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(26,112)**	**(239,373)**			**(239,373)**

NOTES

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,426,116	(8,538,981)	(5,112,866)	0.01	28,121
FEBRUARY	2,522,346	(6,795,368)	(4,273,022)	0.00	(2,991)
MARCH	3,016,666	(7,504,182)	(4,487,516)	0.01	28,271
APRIL	2,631,864	(7,365,839)	(4,733,974)	1.00	23,670
MAY	3,023,774	(7,591,016)	(4,567,243)	0.00	10,048
JUNE	3,210,152	(7,152,624)	(3,942,472)	0.00	9,068
JULY	3,500,416	(8,064,837)	(4,564,421)	0.00	(11,867)
AUGUST	2,849,582	(9,552,293)	(6,702,711)	0.01	39,546
SEPTEMBER	3,040,636	(9,092,577)	(6,051,942)	0.01	56,283
OCTOBER	3,531,105	(6,510,723)	(2,979,618)	0.00	13,408
NOVEMBER	3,696,130	(8,451,223)	(4,755,093)	0.00	17,594
DECEMBER	3,754,257	(9,192,159)	(5,437,902)	0.00	7,069
ACTUALIZATION:	0	0	0	0.00	4,054
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**222,274**

NOTES

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO	615,659	100
BODEGA GIGANTE	AUTOSERVICIO	206,640	100
SUPER G	AUTOSERVICIO	139,122	100
RADIO SHACK	ELECTRONICOS	6,977	100
OFFICE DEPOT	ARTICULOS DE OFICINA	118,030	100
CAFETERIAS TOKS	RESTAURANTES	9,001	100
GIGANTE HOLDING	AUTOSERVICIO	9,315	100
TIENDAS SUPER PRECIO	AUTOSERVICIO	15,224	100

NOTES

LA CAPACIDAD INSTALADA SE REPORTA EN M2, EXCEPTO EN CAFETERIAS TOKS QUE ESTA PRESENTADA EN NUMERO DE ASIENTOS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				29,193,131			
TOTAL				29,193,131			

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				432,672			
TOTAL				432,672			

NOTES

LAS VENTAS CORRESPONDEN A 47,364 MILES DE DOLARES EFECTUADAS POR LAS TIENDAS UBICADAS EN LOS ANGELES, CAL.

VALUADAS A $9.1350 PESOS POR DOLAR.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 2,096,501

Number of shares Outstanding at the Date of the NFEA: 978,140,448
(Units)

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 2,096,501

Number of shares Outstanding at the Date of the NFEA: 977,832,348
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 206,848

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 978,140,448

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001 — 206,848

Number of shares Outstanding at the Date of the NFEAR (Units) — 977,832,348

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	801,098,246		977,832,348	18,922	85,770
TOTAL			**176,734,102**	**801,098,246**	**0**	**977,832,348**	**18,922**	**85,770**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,832,348
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
UNICA	8,056,767	11.20000	11.00000

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2001**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ROBERTO SALVO HORVILLEUR
DIRECTOR GENERAL

C.P. FEDERICO CORONADO BROSIG
DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., AT MARCH 1 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 03/01/2002 09:04

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 03/01/2002 09:04

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	ASSISTANT LEGAL DIRECTOR
NAME:	FRANCISCO PEREZ LOBATO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 03/01/2002 09:04

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 03/01/2002 09:04

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
EMAIL:	finanzas@gigante.com.mx

*Electronic Communication System Established by the Mexican Stock Exchange

CLAVE DE COTIZACION: GIGANTE

FECHA: 1/03/200 09:04

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS VENTAS CORRESPONDEN A 47,364 MILES DE DOLARES EFECTUADAS POR LAS TIENDAS UBICADAS EN LOS ANGELES, CAL.

VALUADAS A $9.1350

CORRESPONDING SALES EARNED BY STORES LOCATED IN LOS ANGELES, CALIFORNIA WERE $47,364,000 DOLLARS.

EXCHANGE RATE: $9.1350 PESOS TO 1 US DOLLAR

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

B

Evento Relevante de GRUPO GIGANTE, S.A. DE C.V.

Fecha de Recepcion en BMV : Oct 12 2001 9:15AM

Prefijo: EVENTORE

Clave Cotización: GIGANTE

Fecha: 12/10/2001

Razón Social: GRUPO GIGANTE SA DE CV

Lugar: MéXICO D.F.

Asunto: INFORMACIóN DE MERCADO

Eventos Relevantes: Grupo Gigante informa que no tiene conocimiento de eventos relevantes que expliquen la disminución en el precio de postura de venta de la acción de Grupo Gigante (Gigante*) por lo cual, dicho movimiento se debe únicamente a una situación de mercado.

Mercado Exterior:

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO GIGANTE, S:A. DE C.V.

Date of Receipt by BMV: October 12, 2001 9:15 AM

Prefix: eventore

Ticker Symbol: GIGANTE

Place: Mexico City

Date: October 12, 2001

Corporate Name: GRUPO GIGANTE, S.A. de C.V.

Subject: MARKET INFORMATION

Relevant Event: Grupo Gigante announces that it has no knowledge of any relevant events that would explain the decrease in the sale price of its shares, accordingly, said movement must only be due to a situation of the market.

Foreign Market:

Evento Relevante de GRUPO GIGANTE, S.A. DE C.V.

Fecha de Recepcion en BMV : Nov 1 2001 9:13AM

Prefijo: EVENTORE

Clave Cotización: GIGANTE

Fecha: 1/11/2001

Razón Social: GRUPO GIGANTE SA DE CV

Lugar: MéXICO D.F.

Asunto: INFORMACIóN DE MERCADO

Eventos Relevantes: Grupo Gigante informa que no tiene conocimiento de eventos relevantes que expliquen la disminución en el precio de postura de venta de la acción de Grupo Gigante (Gigante*) por lo cual, dicho movimiento se debe únicamente a una situación de mercado.

Mercado Exterior:

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO GIGANTE, S:A. DE C.V.

Date of Receipt by BMV: Nov 1, 2001 9:13 AM

Prefix: eventore

Ticker Symbol: GIGANTE

Place: Mexico City

Date: November 1, 2001

Corporate Name: GRUPO GIGANTE, S.A. de C.V.

Subject: MARKET INFORMATION

Relevant Event: Grupo Gigante announces that it has no knowledge of any relevant events that would explain the decrease in the sale price of its shares, accordingly, said movement must only be due to a situation of the market.

Foreign Market:

Evento Relevante de GRUPO GIGANTE, S.A. DE C.V.

Fecha de Recepcion en BMV : Nov 7 2001 11:19AM

Prefijo: EVENTORE

Clave Cotización: GIGANTE

Fecha: 7/11/2001

Razón Social: GRUPO GIGANTE SA DE CV

Lugar: MéXICO D.F.

Asunto: INVERSION 2002

Eventos Relevantes: De acuerdo a las noticias publicadas por algunos periódicos el día 7 de noviembre del presente, Grupo Gigante confirma que la inversión estimada para cumplir con los planes de expansión del año 2002 oscilará entre 120 y 130 millones de dólares. Cabe destacar que la cifra mencionada es similar a la de los años previos.

Mercado Exterior:

English Translation

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO GIGANTE, S:A. DE C.V.

Date of Receipt by BMV: November 7, 2001 11:19 AM

Prefix: eventore

Ticker Symbol: GIGANTE

Place: Mexico City

Date: November 7, 2001

Corporate Name: GRUPO GIGANTE, S.A. de C.V.

Subject: INVESTMENT 2002

Relevant Event: According to the news published in some newspapers on November 7, 2001, Grupo Gigante confirms that the estimated investment in order to comply with the expansion plans for the year 2002 ranges between 120 and 130 million dollars. Grupo Gigante emphasizes that the said sum is similar to that of previous years.

Foreign Market:

4

Evento Relevante de GRUPO GIGANTE, S.A. DE C.V.

Fecha de Recepcion en BMV : Jan 15 2002 7:15PM

Prefijo: EVENTORE

Clave Cotización: GIGANTE

Fecha: 15/1/2002

Razón Social: GRUPO GIGANTE SA DE CV

Lugar: MEXICO D.F.

Asunto: Grupo Gigante anuncia una alianza estratégica en México con PriceSmart Inc.

Eventos Relevantes: México, D.F. a 15 de enero del 2002. Grupo Gigante y PriceSmart acordaron invertir hasta 40 millones de dólares (20 millones cada uno), en una nueva empresa con participación de 50/50, para la apertura de las primeras cuatro tiendas PriceSmart en México dentro de los siguientes 18 meses, de las cuales dos se abrirán a finales del 2002; además están de acuerdo, en caso de ser necesario, a realizar nuevas aportaciones para la expansión adicional del negocio. Grupo Gigante y PriceSmart acordaron que la operación de la nueva empresa estará a cargo de PriceSmart Inc. Esta alianza estratégica deberá beneficiarse con el poder de compra de Gigante cuyas ventas en el año 2001 se estima ascenderán a más de 3,200 millones de dólares. Angel Losada, Presidente del Consejo de Grupo Gigante comentó: "Después de considerar distintas alternativas para desarrollar el formato de Club, estamos muy entusiasmados de haber alcanzado una sociedad con la familia Price, fundadores del concepto de "PriceClub" y "PriceSmart Inc.". Por otro lado, Roberto Salvo, Director General de Grupo Gigante dijo: "Con esta alianza estratégica el total será mayor a la suma de las partes. Es un buen negocio para invertir. Después de estudiar el impresionante desempeño de PriceSmart en Centroamérica y el Caribe durante los últimos dos años, supimos que tendría éxito en México. Las grandes tiendas Club han tenido un buen desempeño en México sin embargo, el concepto de tiendas PriceSmart, al ser más pequeños que los anteriores, se ajustarán aún mejor a las necesidades de nuestro país. Ello nos permitirá crecer más rápidamente, dándole a un mayor número de mexicanos la oportunidad de aprovechar los beneficios de una gran idea." Por su parte, Gil Partida, Presidente y Director General de PriceSmart Inc. comentó: "Estamos muy entusiasmados con la oportunidad de trabajar con Grupo Gigante para desarrollar el concepto de tiendas PriceSmart en México. Esta es una muy buena alianza para nosotros. Significa más que la entrada a un mercado grande y demográficamente ideal con el apoyo y experiencia de Grupo Gigante en la industria de autoservicio. Estamos quizás más entusiasmados por las oportunidades derivadas del poder de compra conjunto que resultará en ahorros significativos para los socios de las tiendas PriceSmart en México y pronto en nuestras tiendas fuera de México. PriceSmart Inc. va a emitir 20 millones de dólares en acciones preferentes, convertibles y redimibles de las

cuales Grupo Gigante comprará 15 millones y ciertas entidades relacionadas con los señores Sol Price y Robert Price, fundadores y principales accionistas de PriceSmart, suscribirán 5 millones en condiciones y términos iguales. Las acciones preferentes son convertibles en acciones comunes de PriceSmart a un precio de ejercicio de 37.50 dólares por acción y tienen un dividendo acumulativo de 8% anual y serán redimibles a elección de PriceSmart después de 5 años de su emisión. Además PriceSmart otorgó a Grupo Gigante la opción de compra de 200,000 acciones comunes de PriceSmart a un precio de ejercicio de 37.50 dólares por acción. Entidades relacionadas con la familia Price han otorgado a Grupo Gigante el derecho de preferencia por un año para comprar las acciones de PriceSmart que esas entidades poseen. Grupo Gigante opera 431 unidades en México integradas de la siguiente forma: 103 tiendas Gigante, 54 Bodegas Gigante, 66 tiendas Super G, 42 tiendas SuperPrecio, 40 restaurantes, 63 tiendas Radio Shack y 63 tiendas Office Depot que incluyen 2 centros de Telemarketing. Adicionalmente, Grupo Gigante, opera 3 tiendas en los Angeles Ca., USA. PriceSmart opera 24 unidades en 11 países de Centro América, el Caribe y Asia (cuatro en Panamá; tres en: Costa Rica, República *Dominicana y Guatemala; dos en: El Salvador, Trinidad y Tobago, Honduras y* Filipinas; y una en: Aruba, Barbados, y San Thomas, Islas Vírgenes EUA). PriceSmart también ha otorgado nueve licencias en China, una en Saipan y una en Micronesia. PriceSmart, con oficinas centrales en San Diego Cal., es una empresa dedicada a la venta de productos y servicios para sus socios y orientada estratégicamente hacia la venta por volumen, brindando calidad, satisfacción y precios bajos a su clientela de Centro América, Caribe, y Asia. PARA MAYOR INFORMACIÓN: Grupo Gigante, S.A. de C.V., Federico Coronado 5269-8237, Ignacio Toussaint 5269-8186 y Manuel Cullen 5269-8075.

Mercado Exterior:

Grupo Gigante Announces Mexico Joint Venture with PriceSmart, Inc.

MÉXICO, D.F.—January 15 , 2001-- Grupo Gigante, S.A. de C.V. (Mexico BMV: GIGANTE* and GPGJY: OTC) - www.grupogigante.com.mx), today announced a major investment by, and the entering of a joint venture agreement with PriceSmart, Inc. (NASDAQ: PSMT - http://www.pricesmart.com). Gigante and PriceSmart have agreed to invest initially up to a total of $40 million for the opening of Mexico's first four PriceSmart stores within the next 18 months, with 2 of the stores to open in time for the 2002 Christmas shopping season, and may invest additional funds as necessary for further expansion of the joint venture in the future. PriceSmart and Gigante will contribute $20 million each to the 50/50 venture. PriceSmart, through a management agreement, will run the day-to-day operations of the warehouses. The new joint venture will benefit from the purchasing power that Gigante brings to the transaction with its over $3.2 billion dollars in estimated annual sales.

"After considering different strategies to develop the Club format, we are thrilled to venture with the Price Family, founders of the concept "Price Club" and of "PriceSmart Inc.", said Angel Losada, Chairman of the Board of Grupo Gigante."

"This is a joint venture where the whole will be greater than the sum of the parts. It's a good business in which to invest," said Roberto Salvo, Gigante's Chief Executive Officer. "After having studied PriceSmart's impressive successes in Central America and the Caribbean during the last two years, we knew it was a natural fit for us and for Mexico. Large warehouse clubs have performed very well in Mexico. PriceSmart's smaller store format is even better suited for the needs of our country. It will allow us to grow fast and give a far greater number of Mexicans the opportunity to take advantage of a great idea."

"We are very excited about the opportunity to work with Gigante to develop PriceSmart into a respected name in retail in Mexico," said Gil Partida, PriceSmart's President and Chief Executive Officer. "This is a remarkably good fit for us. It means more than just entering a very large and demographically ideal market with the assistance of an experienced and proven Mexican retailer. We are perhaps more excited about the opportunities inherent in our combined purchasing power, resulting in some quite significant savings to PriceSmart's members in our Mexico stores, and soon, in our stores outside of Mexico."

PriceSmart, Inc. will issue $20 million worth of convertible redeemable preferred stock of which Grupo Gigante will purchase $15 million and entities related to Sol Price and Robert Price, PriceSmart's founders and largest stockholders, will purchase $5 million under similar terms and conditions. The preferred stock are convertible into shares of PriceSmart common stock at a conversion price per share of $37.50, have a cumulative dividend of 8% per year, and will be redeemable at PriceSmart's option five years after their issuance. In addition, Grupo Gigante will receive a warrant to purchase 200,000 shares of PriceSmart common stock at an exercise price of $37.50 per share. Entities related to the Price family have granted Gigante a one year right of first refusal to purchase shares of PriceSmart's capital stock held by them.

Grupo Gigante now operates 434 units throughout Mexico as follows: 103 Gigante Stores; 54 Bodega Gigante Stores; 66 Super G Stores; 42 Super Precio Stores; 40 family restaurants under the Tok´s chain; through Gigante U.S.A. operates 3 Gigante Stores in Los Angeles, California, U.S.A.; and , through international joint ventures, 63 Office Depot Stores (including 2 telemarketing Centers), 63 owned Radio Shack Stores and 52 additional franchised to third parties.

PriceSmart now operates 24 warehouse clubs in 11 countries in Central America, the Caribbean and Asia (four in Panama; three each in Costa Rica, the Dominican Republic, and Guatemala; two each in El Salvador, Honduras, the Philippines, and Trinidad; and one each in Aruba, Barbados, and the United States Virgin Islands). PriceSmart also licenses nine warehouses in China and one in Saipan, Micronesia.

PriceSmart, headquartered in San Diego, is a volume-driven, membership merchandise and service provider, delivering quality, value and low prices to consumers in Central America, the Caribbean and Asia.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT
Grupo Gigante, S.A. de C.V.,

Federico Coronado 011(52-55)52698237 Ignacio Toussaint 011(52-55)52698186
Manuel Cullen011(52-55)52698075

Evento Relevante de GRUPO GIGANTE, S.A. DE C.V.

Fecha de Recepcion en BMV : Feb 28 2002 5:28PM

Prefijo: EVENTORE

Clave Cotización: GIGANTE

Fecha: 28/2/2002

Razón Social: GRUPO GIGANTE SA DE CV

Lugar: MEXICO D.F.

Asunto: GRUPO GIGANTE ANUNCIO UN PLAN PARA ABRIR TIENDAS OFFICE DEPOT EN GUATEMALA Y COSTA RICA EN EL 2002 A TRAVES DE SU ALIANZA CON OFFICE DEPOT INC.

Eventos Relevantes: México, D.F. - Febrero 28, 2002 - Grupo Gigante, S.A. de C.V. (BMV: GIGANTE*), una de las cadenas de supermercados más grandes de México informó que a través de la alianza estratégica con Office Depot, Inc. (NYSE: ODP), una de las cadenas más grandes de productos para oficina, expandirá sus operaciones a Centro América abriendo nuevos puntos de venta en Guatemala y Costa Rica durante el presente año. En agosto de 1994, Grupo Gigante realizó una alianza estratégica con Office Depot para el desarrollo y la operación de una cadena tiendas de productos para oficina. Esta alianza abrió su primera tienda Office Depot a principios de 1995, y hoy se operan 61 tiendas en 21 ciudades de México. La Compañía planea inaugurar dos tiendas en Guatemala a mediados del año y dos tiendas en Costa Rica a finales del 2002. Bruce Nelson, Presidente y Director General de Office Depot y miembro del consejo de Office Depot México comentó, "Ingresar al mercado centroamericano representa una gran oportunidad de crecimiento ya que la demanda de productos para la oficina presenta un crecimiento estable y el mercado se encuentra altamente fragmentado. A través de la expansión de nuestras operaciones se promoverá un mayor reconocimiento de marca y se obtendrá una gran ventaja competitiva en esta región. La combinación de negocio de Office Depot y Grupo Gigante ha probado ser una sociedad exitosa que ha superado nuestras expectativas y continua mostrando fuertes niveles de ventas y resultados positivos, a pesar de las condiciones económicas globales". Además de una exitosa operación, la compañía cuenta con dos centros de distribución en la Ciudad de México y otro en Monterrey, dos centros de "telemarketing", una extensiva flotilla de vehículos para la distribución a clientes y un portal de internet bajo el nombre de Office Depot www.officedepot.com.mx, el cual fue lanzado en el año 2000.

Mercado Exterior:

GRUPO
GIGANTE

GIGANTE

NEWS RELEASE **FEBRUARY 28, 2002**

GRUPO GIGANTE ANOUNCES A PLAN TO OPEN OFFICE DEPOT STORES IN GUATEMALA AND COSTA RICA IN THE YEAR 2002 THROUGH ITS JOINT VENTURE WITH OFFICE DEPOT INC.,

Mexico City. – February 28, 2002 – Grupo Gigante (Gigante *), one of Mexico's leading retailers, announced that under its joint venture with Office Depot, Inc. (NYSE: ODP), the world's largest seller of office products, Office Depot Mexico will expand into Central America, with new retail stores opening in Guatemala and Costa Rica later this year.

In August 1994, Grupo Gigante signed a joint venture agreement with Office Depot to develop and operate a chain of office supply retail stores. The joint venture partnership opened its first Office Depot store in 1995, and today operates 61 stores in 21 cities across Mexico.

Later this summer, the Company plans to open two stores in Guatemala, and by year-end open two additional retail stores in Costa Rica.

Bruce Nelson, Chairman and CEO of Office Depot and member of the Board of Directors of the Office Depot Mexico noted, "The market in Central America represents an important opportunity for growth. The demand for office supplies is steadily growing and the market remains highly fragmented. Through the expansion of our retail operations we will further our brand awareness and gain a sizable competitive advantage in this part of the world. The business combination of Office Depot and Grupo Gigante has proven to be a valuable partnership that has exceeded our expectations and continues to achieve strong sales an operating profit performance, despite economic pressures on the global business community."

In addition to a successful retail operation, the Company has two distribution centers, one in Mexico City and another in Monterrey, two call centers, a significant truck fleet servicing its delivery customers and an Office Depot branded e-commerce Web site, www.officedepot.com.mx, launched in 2000.

"Gigante, gives you more for your money"

C

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Previa

27 de febrero de 2002

INFORME DEL DIRECTOR GENERAL

Las ventas totales en el cuarto trimestre se incrementaron en 9.6% contra el año anterior y llegaron a 8,871 millones de pesos. El crecimiento en ventas mismas tiendas durante el mismo trimestre fue de 2.2%. En términos acumulados las ventas se ubicaron en 29,625 millones de pesos para el año 2001, lo que representa un aumento de 4.4% respecto al año anterior. Las ventas a tiendas iguales durante el año resultaron inferiores en 1.5%.

El margen bruto en el trimestre se ubicó en 20.0% vs. 22.7% del mismo trimestre del año anterior como consecuencia de la gran actividad promocional realizada. Para todo el año el margen bruto se ubicó en 20.6% 70 puntos base menos que en el año 2000.

En el año 2001 los gastos de operación sin incluir depreciaciones, crecieron solo 4.0% contra el año anterior, como consecuencia de un estricto control sobre los mismos.

Debido a la disminución en el margen bruto, la utilidad de operación que llegó a 329 millones de pesos en el cuarto trimestre del 2001 fue menor en 167 millones de pesos a la del mismo período del año anterior. La utilidad de operación de todo el año fue 14.7% inferior a la del año 2000.

El flujo de operación (EBITDA) durante el trimestre fue de 463 millones de pesos representando 5.2% de las ventas. En todo el año, el flujo de operación alcanzó 1,635 millones de pesos 7.5% menos que el año 2000 representando 5.5% de las ventas.

La inversiones realizadas durante el año ascendieron a 912 millones de pesos.

Durante el cuarto trimestre se abrieron 2 tiendas Super G, una en Irapuato, Gto. y la otra en Tijuana, B.C., una tienda Gigante en Reynosa, Tamps., se incorporaron 13 tiendas Super Maz y además se abrieron 5 SuperPrecios, 4 tiendas Office Depot, una Cafetería Toks y una tienda Radio Shack.

Al cierre del año 2001 Grupo Gigante tenía en operación 434 unidades integradas de la siguiente forma: 106 tiendas Gigante (624,974 mts2), 54 Bodegas Gigante (206,640 mts2 incluyendo 13 Super Maz), 66 tiendas Super G (139,122 mts2), 42 tiendas Super Precio (15,224 mts2), 63 tiendas Office Depot (118,030 mts2), 36 Cafeterías Toks, 5 restaurantes especializados y 63 tiendas Radio Shack (6,977 mts2).

A t e n t a m e n t e

Lic. Roberto Salvo Horvilleur
Director General del Grupo

GRUPO GIGANTE

COTIZA EN BOLSA MEXICANA DE VALORES
GIGANTE

FOURTH QUARTER 2001 EARNINGS **FEBRUARY 27, 2002**

Sales during the fourth quarter increased 9.6% reaching 8,871 million pesos, compared to the same quarter previous year. Same store sales growth during the quarter was 2.2%. Sales during the year 2001, reached 29,625 million pesos, posting a 4.4% growth compared to the year 2000. Same store sales during the year decreased 1.5%.

The gross margin during the fourth quarter was 20.0% vs. 22.7% in the same period last year. This reduction stems mainly from higher promotional activities during the quarter. For the year ended, the gross margin was 20.6%, 70 basis points below the year 2000.

During the year 2001, operating expenses excluding depreciation, increased only by 4.0% as a result of the strict cost controls implemented.

As a result of the reduction in the gross margin, the operating profit of 329 million pesos registered in the fourth quarter year 2001, was 167 million pesos below the one obtained in the same quarter previous year. Operating profit for the twelve months ended decreased 14.7% compared to the year 2000.

EBITDA in the 4Q01 reached 463 million pesos, representing 5.2% in terms of total sales. For the year ended, EBITDA reached 1,635 million pesos, figure 7.5% below the year 2000. EBITDA margin as a percentage of sales was 5.5% in the year 2001.

Capital Expenditures throughout the year reached 912 million pesos.

During the fourth quarter Grupo Gigante opened: 2 Super G stores, one in Irapuato, Gto. and the other one in Tijuana, B.C., one Gigante store in Reynosa, Tamps., 13 Super Maz stores were incorporated, additionally, 5 SuperPrecios were opened, 4 Office Depot stores, one Toks cafeteria and one Radio Shack store.

At the end of the year 2001 Grupo Gigante operated 434 units, integrated as follows: 106 Gigante stores (624,974 m^2), 54 Bodegas Gigante stores (206,640 m^2, including 13 Super Maz), 66 Super G stores (139,122 m^2), 42 SuperPrecio stores (15,224 m^2), 63 Office Depot stores (118,030 m^2), 36 Toks cafeterias, 5 specialty restaurants and 63 Radio Shack stores (6,977 m^2).

Grupo Gigante, Ejército Nacional 769-A, México D.F., 11520 MEXICO Tel. 52.5269.8186 Fax. 52.5269.8308

GRUPO GIGANTE

GRUPO GIGANTE, S.A. DE C.V. AND SUBSIDIARIES

Thousand of Mexican pesos of purchasing power of December, 2001

QUARTERLY RESULTS	Oct-Dic 01	Oct-Dic 00	CHANGE %
NET SALES	8,871,131	8,091,428	9.6%
GROSS PROFIT	1,773,392	1,840,322	-3.6%
OPERATING INCOME	329,403	496,617	-33.7%
EBITDA	462,987	630,805	-26.6%
COMPREHENSIVE COST OF FINANCING	44,170	-189,500	-123.3%
INCOME TAX PROVISION	132,102	151,456	-12.8%
NET INCOME	124,528	490,667	-74.6%

FINANCIAL POSITION	2001	2000	CHANGE %
TOTAL ASSETS	19,513,116	18,265,368	6.8%
CURRENT ASSETS	5,928,519	4,999,030	18.6%
CASH & CASH EQUIVALENTS	471,694	319,116	47.8%
INVENTORIES	4,113,405	3,561,089	15.5%
OTHERS	1,343,420	1,118,825	20.1%
NON CURRENT ASSETS	13,584,597	13,266,338	2.4%
TOTAL LIABILITIES	8,094,044	6,958,359	16.3%
CURRENT LIABILITIES	6,285,186	5,799,136	8.4%
TRADE ACCOUNTS PAYABLE	5,191,433	4,285,618	21.1%
BANK LOANS	0	648,846	NA
OTHER LIABILITIES	1,093,753	864,672	26.5%
LONG TERM LIABILITES	523,708	48,369	982.7%
BANK LOANS	500,000	0	NA
OTHER LIABILITIES	23,708	48,369	
DEFERRED LIABILITIES	1,285,150	1,110,854	15.7%
SHAREHOLDERS' EQUITY	11,419,072	11,307,009	1.0%

FINANCIAL RATIOS		
INVENTORY DAYS	62.93	55.02
ACCOUNTS PAYABLE DAYS	79.42	66.22
NET INCOME PER SHARE * (PESOS)	0.13	0.50
EBITDA PER SHARE * (PESOS)	0.47	0.64
GROSS MARGIN	20.0%	22.7%
OPERATING MARGIN	3.7%	6.1%
NET MARGIN	1.4%	6.1%
INTEREST BEARING LIABILITIES TO STOCKHOLDER	4.6%	6.2%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	70.9%	61.5%
*SHARES OUTSTANDING	977,832,348	978,140,448

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